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Exhibit 99(a)(12)

WESTMINSTER CAPITAL, INC. EXTENDS TENDER OFFER

        Beverly Hills, CA—May 16, 2002—Westminster Capital, Inc. (AMEX: WI) today announced the extension of its tender offer for any and all outstanding shares of Westminster common stock at a price of $2.80 per share until 5:00 p.m., New York City time, on May 24, 2002. The tender offer had been scheduled to expire at 5:00 p.m., New York City time, on May 17, 2002.

        In addition, Westminster has waived the condition allowing Westminster to terminate the tender offer arising from the complaint filed on April 19, 2002 in the Delaware Court of Chancery for New Castle County seeking, among other things, preliminary and permanent injunctive relief and an order rescinding the tender offer and the awarding of damages to the purported class if the tender offer is completed. On May 8, 2002, the Court denied plaintiff's request to schedule a hearing on his motion for a preliminary injunction.

        Westminster is a holding company that makes opportunistic value-added investments in publicly held and private companies.

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WESTMINSTER CAPITAL, INC. EXTENDS TENDER OFFER